SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold To Acquire Operations Of Israeli ISP Aquanet dated December 1, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold to Acquire Operations of Israeli ISP AquaNet

Wednesday December 1, 7:00 am ET

PETACH TIKVA, Israel, December 1 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that it has signed an agreement to acquire the operations and some of the assets of AquaNet, an Israeli Internet Service Provider (ISP).

The Company estimates that the AquaNet activities will be accretive to both revenues and operating profits during the fourth quarter of 2004, with an operating margin similar to that of the Company's current ISP operations.

The agreement will take effect retroactively as of November 1, 2004, with AquaNet's results for November and December consolidated into Internet Gold's fourth quarter and full year 2004 financial results.

"This acquisition is another step forward in our strategy to expand our share of the Israeli broadband market," said Mr. Eli Holtzman, Internet Gold's CEO. "The structure of the deal has allowed us to acquire the portions we wanted of AquaNet's business - those that are most synergistic with our current operations, and those that give us entry into several niches that look very promising. The deal is also good for AquaNet's subscribers, allowing them to continue benefiting from AquaNet's superb customer service with the better backup that we can offer.

"A major part of our interest in Aquanet is its know-how of the Internet Space. Aquanet is one of the oldest Israeli Internet players, founded in 1992 by Mr. Meni Nachman, a great entrepreneur who will now be joining our team. I trust that Menni's experience, backed by Internet Gold's infrastructure and resources, will contribute in a major way to our success in integrating Aquanet's business.

"Looking forward, we continue to operate according to a plan aimed at capitalizing fully on Israel's rapid telecommunications market growth, and positioning ourselves to benefit from its developing e-commerce and e-advertising industries."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp. (49.9% ownership), the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce joint venture (48.3% ownership), the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  December 1, 2004